

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2024

Gary S. Guidry
Chief Executive Officer
Gran Tierra Energy Inc.
500 Centre Street S.E.
Calgary, Alberta, Canada T2G 1A6

  Re: Gran Tierra Energy Inc.
    Registration Statement on Form S-3
    Filed August 1, 2024
    File No. 333-281161

Dear Gary S. Guidry:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cheryl Brown at 202-551-3905 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Hillary Holmes